Company – Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

29 April 2003


03050785

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 07 2003
WASH. D.C.
155
SECTION

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
29 April 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B Stockland

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

dlw 5/27

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ACN 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

29 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Twenty five (25) pages

Dear Sir

Re: Stock Exchange Announcement
Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in Stockland.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
CompanySecretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: Stockland
ACN/ARSN:

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on: 03/04/03
The previous notice was given to the company on: 04/12/00
The previous notice was dated: 04/12/00

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	42,140,107	5.97%	67,677,842	7.56%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe capacity: Company Secretary

sign here date: 29/04/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.


S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	18,402,460
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**	B	7,576,667
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	12,501,182
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	656,661
Lend Lease Group	Chase Manhattan Nominees on behalf of **Haematite Pty Ltd**	B	2,213,397
Lend Lease Group	AMP Nominees on behalf of **WOW Super Pty Limited**	B	789,740
Balance as at 04/12/00			42,140,107

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
04/12/00	Sale	(281,840)	3.88	(72,600)
04/12/00	Sale	(194,000)	3.88	(50,000)
04/12/00	Sale	(331,531)	3.88	(85,400)
07/12/00	Sale	(119,700)	3.99	(30,000)
08/12/00	Sale	(28,280)	4.04	(7,000)
08/12/00	Sale	(44,440)	4.04	(11,000)
08/12/00	Sale	(283,608)	4.04	(70,200)
08/12/00	Sale	(15,352)	4.04	(3,800)
21/12/00	Purchase	3,007,866	4.05	742,683
21/12/00	Purchase	1,129,748	4.05	278,950
21/12/00	Purchase	2,923,594	4.05	721,875
21/12/00	Purchase	549,816	4.05	135,757
21/12/00	Purchase	3,258,521	4.05	804,573
21/12/00	Purchase	10,212,468	4.05	2,521,597
21/12/00	Purchase	11,851,527	4.05	2,926,303
21/12/00	Purchase	613,235	4.05	151,416
27/12/00	Sale	(161,600)	4.04	(40,000)
28/12/00	Sale	(40,557)	4.06	(10,000)
28/12/00	Sale	(60,836)	4.06	(15,000)
28/12/00	Sale	(811,140)	4.06	(200,000)
28/12/00	Sale	(1,216,710)	4.06	(300,000)
05/01/01	Sale	(102,250)	4.09	(25,000)
05/01/01	Sale	(94,148)	4.09	(23,001)
05/01/01	Sale	(123,000)	4.10	(30,000)

ANNEXURE 2

This is page 2 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
05/01/01	Sale	(410,000)	4.10	(100,000)
05/01/01	Sale	(306,750)	4.09	(75,000)
08/01/01	Sale	(40,600)	4.06	(10,000)
08/01/01	Sale	(304,500)	4.06	(75,000)
08/01/01	Sale	(1,360,100)	4.06	(335,000)
09/01/01	Sale	(100,500)	4.02	(25,000)
09/01/01	Sale	(402,000)	4.02	(100,000)
01/02/01	Purchase	47,852	3.93	12,183
01/02/01	Purchase	31,422	3.93	8,000
01/02/01	Purchase	23,567	3.93	6,000
01/02/01	Purchase	54,989	3.93	14,000
01/02/01	Purchase	27,495	3.93	7,000
02/02/01	Purchase	39,500	3.95	10,000
02/02/01	Purchase	59,250	3.95	15,000
02/02/01	Purchase	197,500	3.95	50,000
02/02/01	Purchase	98,750	3.95	25,000
28/02/01	Purchase	400,185	3.85	103,944
28/02/01	Purchase	107,616	3.85	27,952
28/02/01	Purchase	333,299	3.85	86,571
28/02/01	Purchase	72,406	3.85	18,806
28/02/01	Purchase	437,903	3.85	113,741
28/02/01	Purchase	1,387,162	3.85	360,301
28/02/01	Purchase	1,525,814	3.85	396,315
28/02/01	Purchase	88,199	3.85	22,908
01/03/01	Sale	(400,185)	3.85	(103,944)
01/03/01	Sale	(107,616)	3.85	(27,952)
01/03/01	Sale	(333,299)	3.85	(86,571)
01/03/01	Sale	(72,406)	3.85	(18,806)
01/03/01	Sale	(437,903)	3.85	(113,741)
01/03/01	Sale	(1,387,162)	3.85	(360,301)
01/03/01	Sale	(1,525,814)	3.85	(396,315)
01/03/01	Sale	(88,199)	3.85	(22,908)
06/03/01	Purchase	592,410	4.03	147,000
19/03/01	Purchase	201,804	4.02	50,200
19/03/01	Purchase	42,210	4.02	10,500
19/03/01	Purchase	116,982	4.02	29,100
19/03/01	Purchase	32,562	4.02	8,100
19/03/01	Purchase	221,100	4.02	55,000
19/03/01	Purchase	494,460	4.02	123,000
19/03/01	Purchase	1,164,996	4.02	289,800
19/03/01	Purchase	48,240	4.02	12,000
30/03/01	Sale	(48,840)	4.07	(12,000)
30/03/01	Sale	(56,980)	4.07	(14,000)
30/03/01	Sale	(476,190)	4.07	(117,000)
30/03/01	Sale	(231,990)	4.07	(57,000)
02/04/01	Sale	(234,179)	4.07	(57,600)
02/04/01	Sale	(66,676)	4.07	(16,400)

ANNEXURE 2

This is page 3 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
02/04/01	Sale	(255,726)	4.07	(62,900)
02/04/01	Sale	(802,549)	4.07	(197,400)
02/04/01	Sale	(812,000)	4.06	(200,000)
02/04/01	Sale	(66,269)	4.07	(16,300)
12/04/01	Sale	(162,812)	4.03	(40,400)
12/04/01	Sale	(46,345)	4.03	(11,500)
12/04/01	Sale	(132,184)	4.03	(32,800)
12/04/01	Sale	(36,673)	4.03	(9,100)
12/04/01	Sale	(177,723)	4.03	(44,100)
12/04/01	Sale	(545,662)	4.03	(135,400)
12/04/01	Sale	(577,499)	4.03	(143,300)
12/04/01	Sale	(35,464)	4.03	(8,800)
10/05/01	Purchase	373,032	3.96	94,200
10/05/01	Purchase	56,485	3.95	14,300
10/05/01	Purchase	244,900	3.95	62,000
10/05/01	Purchase	389,865	3.95	98,700
21/05/01	Sale	(594,000)	3.96	(150,000)
28/05/01	Purchase	150,480	3.96	38,000
26/06/01	Purchase	1,396,477	3.90	358,071
26/06/01	Purchase	98,250	3.93	25,000
26/06/01	Sale	(39,400)	3.94	(10,000)
26/06/01	Purchase	463,468	3.90	118,838
26/06/01	Purchase	1,405,049	3.90	360,269
26/06/01	Purchase	113,970	3.93	29,000
26/06/01	Purchase	51,350	3.95	13,000
26/06/01	Purchase	289,435	3.90	74,214
26/06/01	Sale	(157,600)	3.94	(40,000)
26/06/01	Sale	(51,350)	3.95	(13,000)
26/06/01	Purchase	1,520,388	3.90	389,843
26/06/01	Sale	(459,810)	3.93	(117,000)
26/06/01	Sale	(98,250)	3.93	(25,000)
26/06/01	Purchase	4,726,223	3.90	1,211,852
26/06/01	Sale	(197,000)	3.94	(50,000)
26/06/01	Purchase	275,100	3.93	70,000
26/06/01	Purchase	5,289,344	3.90	1,356,242
26/06/01	Purchase	304,816	3.90	78,158
27/06/01	Purchase	0	0.00	117,350
27/06/01	Purchase	0	0.00	32,987
27/06/01	Purchase	0	0.00	99,602
27/06/01	Purchase	0	0.00	21,256
27/06/01	Purchase	0	0.00	128,265
27/06/01	Purchase	0	0.00	405,820
27/06/01	Purchase	0	0.00	449,140
27/06/01	Purchase	0	0.00	25,641
02/07/01	Sale	(80,000)	4.00	(20,000)
02/07/01	Purchase	80,000	4.00	20,000
09/07/01	Sale	(39,800)	3.98	(10,000)

ANNEXURE 2

This is page 4 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
19/07/01	Sale	(101,250)	4.05	(25,000)
19/07/01	Sale	(72,900)	4.05	(18,000)
19/07/01	Sale	(28,350)	4.05	(7,000)
16/08/01	Purchase	197,835	4.21	46,995
17/08/01	Purchase	42,100	4.21	10,000
17/08/01	Purchase	126,300	4.21	30,000
17/08/01	Purchase	55,189	4.21	13,109
23/08/01	Purchase	303,100	4.33	70,000
23/08/01	Purchase	649,500	4.33	150,000
23/08/01	Sale	(649,500)	4.33	(150,000)
30/08/01	Purchase	64,090	4.42	14,500
30/08/01	Purchase	57,460	4.42	13,000
30/08/01	Purchase	25,194	4.42	5,700
30/08/01	Purchase	66,300	4.42	15,000
30/08/01	Purchase	207,740	4.42	47,000
30/08/01	Purchase	219,104	4.42	49,571
30/08/01	Purchase	25,194	4.42	5,700
03/09/01	Sale	(394,200)	4.38	(90,000)
03/09/01	Sale	(52,560)	4.38	(12,000)
03/09/01	Sale	(437,000)	4.37	(100,000)
03/09/01	Sale	(131,400)	4.38	(30,000)
03/09/01	Sale	(30,660)	4.38	(7,000)
11/09/01	Purchase	128,805	4.16	31,000
11/09/01	Purchase	32,825	4.16	7,900
11/09/01	Purchase	299,160	4.16	72,000
11/09/01	Purchase	36,980	4.16	8,900
11/09/01	Purchase	132,960	4.16	32,000
11/09/01	Purchase	403,035	4.16	97,000
11/09/01	Purchase	450,818	4.16	108,500
11/09/01	Purchase	27,839	4.16	6,700
17/09/01	Sale	(30,450)	4.35	(7,000)
17/09/01	Sale	(43,500)	4.35	(10,000)
17/09/01	Sale	(43,500)	4.35	(10,000)
17/09/01	Sale	(65,250)	4.35	(15,000)
17/09/01	Sale	(435,000)	4.35	(100,000)
17/09/01	Sale	(221,850)	4.35	(51,000)
19/09/01	Purchase	138,560	4.33	32,000
19/09/01	Purchase	34,640	4.33	8,000
19/09/01	Purchase	173,200	4.33	40,000
19/09/01	Purchase	433,000	4.33	100,000
19/09/01	Purchase	142,890	4.33	33,000
19/09/01	Purchase	445,990	4.33	103,000
19/09/01	Purchase	497,950	4.33	115,000
19/09/01	Purchase	29,877	4.33	6,900
24/09/01	Sale	(595,000)	4.25	(140,000)
24/09/01	Sale	(1,147,500)	4.25	(270,000)
02/10/01	Sale	(35,340)	4.42	(8,000)

ANNEXURE 2

This is page 5 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
02/10/01	Sale	(618,450)	4.42	(140,000)
03/10/01	Sale	(3,512,000)	4.39	(800,000)
11/10/01	Sale	(117,260)	4.51	(26,000)
11/10/01	Sale	(359,546)	4.51	(79,722)
16/10/01	Sale	(76,515)	4.50	(17,000)
16/10/01	Sale	(36,007)	4.50	(8,000)
16/10/01	Sale	(85,517)	4.50	(19,000)
16/10/01	Sale	(229,546)	4.50	(51,000)
16/10/01	Sale	(448,000)	4.48	(100,000)
16/10/01	Sale	(22,505)	4.50	(5,000)
19/10/01	Purchase	406,800	4.52	90,000
05/11/01	Purchase	235,042	4.46	52,700
12/11/01	Sale	(54,120)	4.51	(12,000)
12/11/01	Purchase	76,670	4.51	17,000
12/11/01	Purchase	54,120	4.51	12,000
15/11/01	Purchase	3,583,055	4.51	794,469
16/11/01	Sale	(1,407,909)	4.45	(316,384)
16/11/01	Sale	(1,407,909)	4.45	(316,384)
16/11/01	Purchase	2,815,818	4.45	632,768
19/11/01	Sale	(129,630)	4.47	(29,000)
19/11/01	Sale	(31,290)	4.47	(7,000)
19/11/01	Sale	(93,870)	4.47	(21,000)
19/11/01	Sale	(303,960)	4.47	(68,000)
19/11/01	Sale	(25,470)	4.47	(5,698)
20/11/01	Sale	(134,355)	4.48	(30,000)
20/11/01	Sale	(35,828)	4.48	(8,000)
20/11/01	Sale	(129,877)	4.48	(29,000)
20/11/01	Sale	(111,963)	4.48	(25,000)
20/11/01	Sale	(515,028)	4.48	(115,000)
20/11/01	Sale	(617,585)	4.48	(137,900)
20/11/01	Sale	(31,350)	4.48	(7,000)
21/11/01	Sale	(402,300)	4.47	(90,000)
21/11/01	Sale	(111,750)	4.47	(25,000)
21/11/01	Sale	(312,900)	4.47	(70,000)
21/11/01	Sale	(232,440)	4.47	(52,000)
21/11/01	Sale	(312,900)	4.47	(70,000)
21/11/01	Purchase	4,268,850	4.47	955,000
21/11/01	Sale	(1,296,300)	4.47	(290,000)
21/11/01	Sale	(1,519,800)	4.47	(340,000)
21/11/01	Sale	(80,460)	4.47	(18,000)
21/11/01	Note 1			(2,393,191)
29/11/01	Sale	(153,650)	4.39	(35,000)
29/11/01	Sale	(43,900)	4.39	(10,000)
29/11/01	Sale	(109,750)	4.39	(25,000)
29/11/01	Sale	(153,650)	4.39	(35,000)
29/11/01	Purchase	1,668,200	4.39	380,000
29/11/01	Sale	(943,850)	4.39	(215,000)

ANNEXURE 2

This is page 6 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
03/12/01	Purchase	188,770	4.39	43,000
05/12/01	Purchase	72,590	4.27	17,000
05/12/01	Purchase	80,746	4.25	19,000
05/12/01	Purchase	25,499	4.25	6,000
05/12/01	Purchase	25,620	4.27	6,000
05/12/01	Purchase	72,590	4.27	17,000
05/12/01	Purchase	229,489	4.25	54,000
05/12/01	Purchase	42,498	4.25	10,000
05/12/01	Purchase	38,430	4.27	9,000
05/12/01	Purchase	59,780	4.27	14,000
05/12/01	Purchase	67,997	4.25	16,000
05/12/01	Purchase	42,498	4.25	10,000
05/12/01	Purchase	42,700	4.27	10,000
05/12/01	Purchase	271,192	4.25	63,813
05/12/01	Purchase	243,390	4.27	57,000
05/12/01	Purchase	273,280	4.27	64,000
05/12/01	Purchase	297,486	4.25	70,000
05/12/01	Purchase	25,620	4.27	6,000
05/12/01	Purchase	25,499	4.25	6,000
06/12/01	Purchase	55,380	4.26	13,000
06/12/01	Purchase	51,120	4.26	12,000
06/12/01	Purchase	106,500	4.26	25,000
06/12/01	Purchase	255,600	4.26	60,000
06/12/01	Purchase	212,360	4.25	50,000
06/12/01	Purchase	383,400	4.26	90,000
07/12/01	Purchase	148,862	4.25	35,000
07/12/01	Purchase	786,842	4.25	185,000
10/12/01	Purchase	1,502,280	4.28	351,000
12/12/01	Purchase	321,900	4.35	74,000
12/12/01	Purchase	87,000	4.35	20,000
12/12/01	Purchase	330,600	4.35	76,000
12/12/01	Purchase	213,150	4.35	49,000
12/12/01	Purchase	91,350	4.35	21,000
12/12/01	Purchase	174,000	4.35	40,000
12/12/01	Purchase	265,350	4.35	61,000
12/12/01	Purchase	191,400	4.35	44,000
12/12/01	Purchase	178,350	4.35	41,000
12/12/01	Purchase	950,910	4.35	218,600
12/12/01	Purchase	1,252,800	4.35	288,000
12/12/01	Purchase	75,690	4.35	17,400
13/12/01	Purchase	60,900	4.35	14,000
13/12/01	Purchase	26,100	4.35	6,000
13/12/01	Purchase	222,668	4.35	51,188
17/12/01	Purchase	142,276	4.31	33,000
17/12/01	Purchase	21,557	4.31	5,000
17/12/01	Purchase	123,737	4.31	28,700
17/12/01	Purchase	76,312	4.31	17,700

ANNEXURE 2

This is page 7 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
17/12/01	Purchase	400,960	4.31	93,000
17/12/01	Purchase	612,219	4.31	142,000
17/12/01	Purchase	32,767	4.31	7,600
18/12/01	Purchase	106,750	4.27	25,000
18/12/01	Purchase	25,620	4.27	6,000
18/12/01	Purchase	101,178	4.27	23,695
18/12/01	Purchase	51,240	4.27	12,000
18/12/01	Purchase	72,590	4.27	17,000
18/12/01	Purchase	106,750	4.27	25,000
18/12/01	Purchase	188,491	4.26	44,200
18/12/01	Purchase	256,200	4.27	60,000
18/12/01	Purchase	320,250	4.27	75,000
18/12/01	Purchase	25,620	4.27	6,000
20/12/01	Purchase	113,360	4.36	26,000
21/12/01	Purchase	157,250	4.25	37,000
21/12/01	Purchase	221,000	4.25	52,000
21/12/01	Purchase	395,250	4.25	93,000
31/12/01	Purchase	923,720	4.38	210,895
31/12/01	Purchase	263,194	4.38	60,090
31/12/01	Purchase	784,331	4.38	179,071
31/12/01	Purchase	281,371	4.38	64,240
31/12/01	Purchase	989,854	4.38	225,994
31/12/01	Purchase	3,003,484	4.38	685,727
31/12/01	Purchase	3,300,002	4.38	753,425
31/12/01	Purchase	202,641	4.38	46,265
04/01/02	Purchase	257,400	4.29	60,000
07/01/02	Sale	(879,840)	4.23	(208,000)
07/01/02	Sale	(25,440)	4.24	(6,000)
07/01/02	Purchase	25,440	4.24	6,000
07/01/02	Purchase	72,590	4.27	17,000
07/01/02	Purchase	879,840	4.23	208,000
11/01/02	Purchase	947,250	4.21	225,000
11/01/02	Purchase	631,500	4.21	150,000
16/01/02	Purchase	189,450	4.21	45,000
16/01/02	Purchase	231,550	4.21	55,000
18/01/02	Purchase	103,000	4.12	25,000
18/01/02	Purchase	82,400	4.12	20,000
18/01/02	Purchase	103,000	4.12	25,000
18/01/02	Purchase	123,600	4.12	30,000
24/01/02	Purchase	408,000	4.08	100,000
01/02/02	Purchase	96,830	4.21	23,000
01/02/02	Purchase	83,400	4.17	20,000
01/02/02	Purchase	25,260	4.21	6,000
01/02/02	Purchase	25,020	4.17	6,000
01/02/02	Purchase	87,570	4.17	21,000
01/02/02	Purchase	50,040	4.17	12,000

ANNEXURE 2

This is page 8 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
01/02/02	Purchase	378,900	4.21	90,000
01/02/02	Purchase	346,110	4.17	83,000
01/02/02	Purchase	25,260	4.21	6,000
01/02/02	Purchase	20,850	4.17	5,000
13/02/02	Purchase	89,250	4.25	21,000
13/02/02	Purchase	102,000	4.25	24,000
13/02/02	Purchase	76,500	4.25	18,000
13/02/02	Purchase	157,250	4.25	37,000
15/02/02	Sale	(817,000)	4.30	(190,000)
15/02/02	Purchase	559,000	4.30	130,000
15/02/02	Purchase	258,000	4.30	60,000
25/02/02	Purchase	190,080	4.32	44,000
25/02/02	Purchase	215,000	4.30	50,000
25/02/02	Sale	(215,000)	4.30	(50,000)
13/03/02	Sale	(344,000)	4.30	(80,000)
13/03/02	Purchase	344,000	4.30	80,000
19/03/02	Purchase	86,000	4.30	20,000
19/03/02	Purchase	756,800	4.30	176,000
19/03/02	Sale	(1,285,700)	4.30	(299,000)
19/03/02	Purchase	43,000	4.30	10,000
19/03/02	Purchase	129,000	4.30	30,000
19/03/02	Purchase	86,000	4.30	20,000
19/03/02	Sale	(567,600)	4.30	(132,000)
19/03/02	Purchase	688,000	4.30	160,000
19/03/02	Purchase	64,500	4.30	15,000
02/04/02	Purchase	111,800	4.30	26,000
10/04/02	Sale	(727,600)	4.28	(170,000)
10/04/02	Purchase	64,200	4.28	15,000
10/04/02	Purchase	171,200	4.28	40,000
10/04/02	Purchase	85,600	4.28	20,000
10/04/02	Purchase	359,520	4.28	84,000
10/04/02	Purchase	47,080	4.28	11,000
29/04/02	Sale	(930,300)	4.43	(210,000)
01/05/02	Sale	(94,600)	4.40	(21,500)
01/05/02	Sale	(132,000)	4.40	(30,000)
15/05/02	Sale	(171,380)	4.51	(38,000)
15/05/02	Sale	(1,150,050)	4.51	(255,000)
28/05/02	Sale	(297,700)	4.58	(65,000)
12/06/02	Sale	(173,934)	4.58	(38,000)
12/06/02	Sale	(2,494,574)	4.58	(545,000)
12/06/02	Sale	(2,412,240)	4.56	(529,000)
12/06/02	Sale	(1,130,568)	4.58	(247,000)
13/06/02	Sale	(1,813,000)	4.53	(400,000)
20/06/02	Purchase	90,600	4.53	20,000
20/06/02	Purchase	49,830	4.53	11,000
20/06/02	Purchase	90,600	4.53	20,000
20/06/02	Purchase	90,600	4.53	20,000

ANNEXURE 2

This is page 9 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
20/06/02	Purchase	72,480	4.53	16,000
24/06/02	Sale	(4,268,850)	4.47	(955,000)
24/06/02	Purchase	319,900	4.57	70,000
25/06/02	Purchase	623,569	4.47	139,501
25/06/02	Purchase	169,592	4.47	37,940
25/06/02	Purchase	638,012	4.47	142,732
25/06/02	Purchase	342,398	4.47	76,599
25/06/02	Purchase	511,927	4.47	114,525
25/06/02	Sale	(377,400)	4.44	(85,000)
25/06/02	Purchase	408,107	4.47	91,299
25/06/02	Purchase	2,157,852	4.47	482,741
25/06/02	Purchase	410,846	4.50	91,299
25/06/02	Sale	(408,107)	4.47	(91,299)
25/06/02	Purchase	2,172,335	4.50	482,741
25/06/02	Sale	(2,157,852)	4.47	(482,741)
25/06/02	Purchase	2,441,255	4.50	542,501
25/06/02	Sale	(2,424,979)	4.47	(542,501)
25/06/02	Purchase	147,789	4.50	32,842
25/06/02	Sale	(146,804)	4.47	(32,842)
25/06/02	Purchase	2,424,979	4.47	542,501
25/06/02	Purchase	146,804	4.47	32,842
28/06/02	Purchase	153,650	4.39	35,000
28/06/02	Purchase	52,680	4.39	12,000
28/06/02	Purchase	175,600	4.39	40,000
28/06/02	Purchase	79,077	4.38	18,054
28/06/02	Sale	(30,660)	4.38	(7,000)
28/06/02	Purchase	118,530	4.39	27,000
28/06/02	Purchase	553,140	4.39	126,000
28/06/02	Purchase	96,360	4.38	22,000
28/06/02	Purchase	744,600	4.38	170,000
28/06/02	Purchase	43,900	4.39	10,000
04/07/02	Purchase	176,800	4.42	40,000
11/07/02	Purchase	309,400	4.42	70,000
11/07/02	Purchase	265,200	4.42	60,000
18/07/02	Purchase	156,240	4.34	36,000
18/07/02	Purchase	78,120	4.34	18,000
19/07/02	Purchase	102,926	4.29	24,000
19/07/02	Purchase	107,215	4.29	25,000
19/07/02	Purchase	85,772	4.29	20,000
19/07/02	Purchase	218,719	4.29	51,000
19/07/02	Purchase	428,860	4.29	100,000
23/07/02	Sale	(110,760)	4.26	(26,000)
23/07/02	Purchase	110,760	4.26	26,000
24/07/02	Sale	(481,380)	4.26	(113,000)
24/07/02	Sale	(170,800)	4.27	(40,000)
24/07/02	Sale	(42,700)	4.27	(10,000)
25/07/02	Purchase	42,100	4.21	10,000

ANNEXURE 2

This is page 10 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
02/08/02	Purchase	233,750	4.25	55,000
06/08/02	Sale	(1,505,000)	4.30	(350,000)
12/08/02	Sale	(87,800)	4.39	(20,000)
12/08/02	Purchase	87,800	4.39	20,000
12/08/02	Purchase	65,850	4.39	15,000
12/08/02	Purchase	131,700	4.39	30,000
12/08/02	Purchase	250,230	4.39	57,000
12/08/02	Purchase	87,800	4.39	20,000
16/08/02	Sale	(57,200)	4.40	(13,000)
16/08/02	Purchase	83,600	4.40	19,000
16/08/02	Purchase	87,800	4.39	20,000
16/08/02	Purchase	175,600	4.39	40,000
16/08/02	Sale	(26,400)	4.40	(6,000)
19/08/02	Purchase	100,673	4.38	23,000
19/08/02	Purchase	275,757	4.38	63,000
22/08/02	Purchase	135,470	4.37	31,000
22/08/02	Purchase	52,440	4.37	12,000
22/08/02	Purchase	183,540	4.37	42,000
22/08/02	Purchase	109,250	4.37	25,000
22/08/02	Purchase	117,990	4.37	27,000
22/08/02	Purchase	624,910	4.37	143,000
22/08/02	Purchase	699,200	4.37	160,000
22/08/02	Purchase	43,700	4.37	10,000
23/08/02	Purchase	160,950	4.35	37,000
23/08/02	Purchase	274,050	4.35	63,000
29/08/02	Purchase	183,960	4.38	42,000
29/08/02	Purchase	113,880	4.38	26,000
29/08/02	Purchase	205,860	4.38	47,000
29/08/02	Purchase	153,300	4.38	35,000
06/09/02	Purchase	191,780	4.46	43,000
06/09/02	Purchase	102,580	4.46	23,000
06/09/02	Sale	(191,780)	4.46	(43,000)
11/09/02	Sale	(925,870)	4.43	(209,000)
11/09/02	Sale	(447,430)	4.43	(101,000)
18/09/02	Purchase	412,660	4.39	94,000
18/09/02	Purchase	245,840	4.39	56,000
19/09/02	Purchase	418,000	4.40	95,000
23/09/02	Sale	(119,610)	4.43	(27,000)
23/09/02	Purchase	119,610	4.43	27,000
03/10/02	Purchase	248,050	4.51	55,000
03/10/02	Purchase	563,750	4.51	125,000
18/10/02	Sale	(60,060)	4.62	(13,000)
18/10/02	Purchase	60,060	4.62	13,000
18/10/02	Purchase	217,140	4.62	47,000
28/10/02	Purchase	197,800	4.60	43,000
28/10/02	Purchase	322,000	4.60	70,000
30/10/02	Purchase	156,400	4.60	34,000

ANNEXURE 2

This is page 11 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.



S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
07/11/02	Purchase	69,000	4.60	15,000
14/11/02	Sale	(74,560)	4.66	(16,000)
14/11/02	Purchase	158,440	4.66	34,000
14/11/02	Purchase	74,560	4.66	16,000
14/11/02	Purchase	74,560	4.66	16,000
14/11/02	Purchase	512,600	4.66	110,000
21/11/02	Sale	(45,045)	4.83	(9,326)
21/11/02	Sale	(43,470)	4.83	(9,000)
22/11/02	Sale	(687,830)	4.81	(143,000)
22/11/02	Sale	(658,970)	4.81	(137,000)
28/11/02	Purchase	218,250	4.85	45,000
02/12/02	Sale	(1,127,000)	4.90	(230,000)
04/12/02	Purchase	371,140	4.82	77,000
06/12/02	Purchase	227,010	4.83	47,000
10/12/02	Sale	(97,400)	4.87	(20,000)
10/12/02	Sale	(73,050)	4.87	(15,000)
10/12/02	Sale	(73,050)	4.87	(15,000)
10/12/02	Sale	(389,600)	4.87	(80,000)
10/12/02	Sale	(97,400)	4.87	(20,000)
11/12/02	Sale	(29,280)	4.88	(6,000)
11/12/02	Sale	(92,720)	4.88	(19,000)
11/12/02	Sale	(43,920)	4.88	(9,000)
11/12/02	Sale	(24,400)	4.88	(5,000)
11/12/02	Sale	(24,400)	4.88	(5,000)
11/12/02	Sale	(24,400)	4.88	(5,000)
11/12/02	Sale	(136,640)	4.88	(28,000)
11/12/02	Sale	(326,960)	4.88	(67,000)
11/12/02	Sale	(29,280)	4.88	(6,000)
16/12/02	Purchase	1,715,000	4.90	350,000
16/12/02	Purchase	1,225,000	4.90	250,000
17/12/02	Purchase	1,418,100	4.89	290,000
18/12/02	Purchase	1,289,493	4.89	263,700
20/12/02	Sale	(198,000)	4.95	(40,000)
10/01/03	Purchase	450,450	4.95	91,000
15/01/03	Sale	(11,513,133)	4.93	(2,335,321)
15/01/03	Sale	(12,733,337)	4.93	(2,582,827)
15/01/03	Note 1			(10,777,925)
17/01/03	Sale	(216,920)	4.93	(44,000)
17/01/03	Sale	(256,360)	4.93	(52,000)
17/01/03	Sale	(872,610)	4.93	(177,000)
17/01/03	Sale	(502,860)	4.93	(102,000)
17/01/03	Sale	(69,020)	4.93	(14,000)
20/01/03	Purchase	19,804,431	4.93	4,017,126
20/01/03	Purchase	4,760,625	4.93	965,644
20/01/03	Purchase	8,711,059	4.93	1,766,949
20/01/03	Purchase	11,746,612	4.93	2,382,680

ANNEXURE 2

This is page 12 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
21/01/03	Sale	(336,600)	4.95	(68,000)
21/01/03	Sale	(836,550)	4.95	(169,000)
21/01/03	Sale	(396,000)	4.95	(80,000)
21/01/03	Sale	(29,700)	4.95	(6,000)
28/01/03	Purchase	729,000	4.86	150,000
28/01/03	Purchase	96,800	4.84	20,000
31/01/03	Purchase	44,537	4.95	9,000
31/01/03	Purchase	34,640	4.95	7,000
31/01/03	Purchase	123,713	4.95	25,000
31/01/03	Purchase	296,910	4.95	60,000
31/01/03	Purchase	272,168	4.95	55,000
31/01/03	Purchase	677,945	4.95	137,000
31/01/03	Purchase	38,306	4.95	7,741
03/02/03	Purchase	118,800	4.95	24,000
03/02/03	Purchase	168,300	4.95	34,000
03/02/03	Purchase	49,421	4.95	9,984
03/02/03	Purchase	628,650	4.95	127,000
03/02/03	Purchase	455,400	4.95	92,000
03/02/03	Purchase	440,550	4.95	89,000
03/02/03	Purchase	34,650	4.95	7,000
04/02/03	Purchase	69,300	4.95	14,000
04/02/03	Purchase	94,050	4.95	19,000
04/02/03	Purchase	49,500	4.95	10,000
04/02/03	Purchase	410,850	4.95	83,000
04/02/03	Purchase	292,995	4.95	59,191
04/02/03	Purchase	480,150	4.95	97,000
04/02/03	Purchase	34,650	4.95	7,000
05/02/03	Purchase	34,614	4.94	7,000
05/02/03	Purchase	469,766	4.94	95,000
05/02/03	Purchase	143,402	4.94	29,000
05/02/03	Purchase	163,182	4.94	33,000
05/02/03	Purchase	178,016	4.94	36,000
06/02/03	Purchase	73,575	4.91	15,000
06/02/03	Purchase	313,920	4.91	64,000
06/02/03	Purchase	186,390	4.91	38,000
06/02/03	Purchase	362,970	4.91	74,000
06/02/03	Purchase	44,145	4.91	9,000
13/02/03	Purchase	75,194	4.70	16,000
13/02/03	Purchase	169,186	4.70	36,000
13/02/03	Purchase	573,351	4.70	122,000
13/02/03	Purchase	432,363	4.70	92,000
13/02/03	Purchase	468,000	4.68	100,000
13/02/03	Purchase	28,198	4.70	6,000
13/02/03	Purchase	37,597	4.70	8,000
26/02/03	Purchase	35,168,889	4.82	7,296,450
03/03/03	Sale	(782,400)	4.89	(160,000)
04/03/03	Sale	(171,850)	4.91	(35,000)

ANNEXURE 2

This is page 13 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
04/03/03	Sale	(417,350)	4.91	(85,000)
04/03/03	Sale	(358,430)	4.91	(73,000)
04/03/03	Sale	(39,280)	4.91	(8,000)
05/03/03	Sale	(194,220)	4.98	(39,000)
05/03/03	Sale	(114,540)	4.98	(23,000)
05/03/03	Sale	(861,540)	4.98	(173,000)
05/03/03	Sale	(1,105,560)	4.98	(222,000)
05/03/03	Sale	(1,010,940)	4.98	(203,000)
05/03/03	Sale	(74,700)	4.98	(15,000)
11/03/03	Sale	(310,590)	4.93	(63,000)
11/03/03	Purchase	337,705	4.93	68,500
11/03/03	Sale	(27,115)	4.93	(5,500)
14/03/03	Purchase	10,533,575	4.82	2,185,389
17/03/03	Purchase	212,850	4.73	45,000
17/03/03	Purchase	260,150	4.73	55,000
18/03/03	Purchase	236,500	4.73	50,000
18/03/03	Purchase	141,900	4.73	30,000
18/03/03	Purchase	236,500	4.73	50,000
18/03/03	Purchase	1,074,246	4.75	226,000
18/03/03	Purchase	1,544,823	4.75	325,000
18/03/03	Purchase	1,620,875	4.75	341,000
18/03/03	Purchase	94,600	4.73	20,000
18/03/03	Purchase	38,026	4.75	8,000
24/03/03	Purchase	230,300	4.90	47,000
24/03/03	Purchase	137,200	4.90	28,000
24/03/03	Purchase	1,036,727	4.91	211,000
24/03/03	Purchase	1,508,414	4.91	307,000
24/03/03	Purchase	1,199,548	4.91	244,138
24/03/03	Purchase	279,300	4.90	57,000
24/03/03	Purchase	88,200	4.90	18,000
25/03/03	Purchase	186,364	4.91	37,956
25/03/03	Purchase	108,020	4.91	22,000
25/03/03	Purchase	1,227,500	4.91	250,000
25/03/03	Purchase	127,660	4.91	26,000
25/03/03	Purchase	491,000	4.91	100,000
25/03/03	Purchase	1,227,500	4.91	250,000
25/03/03	Purchase	73,650	4.91	15,000
31/03/03	Purchase	20,937,770	4.97	4,212,831
03/04/03	Purchase	28,800	4.80	6,000
03/04/03	Purchase	72,000	4.80	15,000
03/04/03	Purchase	43,200	4.80	9,000
03/04/03	Purchase	326,400	4.80	68,000
03/04/03	Purchase	2,489,000	4.75	524,000
03/04/03	Purchase	1,467,750	4.75	309,000
03/04/03	Purchase	10,792,000	4.75	2,272,000
03/04/03	Purchase	15,128,750	4.75	3,185,000

ANNEXURE 2

This is page 14 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
03/04/03	Purchase	384,000	4.80	80,000
03/04/03	Purchase	105,600	4.80	22,000
03/04/03	Purchase	28,800	4.80	6,000
24/04/03	Sale	(623,750)	4.99	(125,000)
24/04/03	Sale	(84,235)	4.96	(17,000)
28/04/03	Sale	(45,166)	5.02	(9,000)
Balance as at 28/04/03 (refer below)				**67,677,842**
Number of units on issue				**894,800,000**
Percentage of issued units held				**7.56%**

Note 1: No longer managed by the Lend Lease Group.

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	18,325,148
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	21,936,429
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	15,535,938
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,350,589
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	10,529,738
Balance as at 28/04/03			67,677,842

NOTES

A In this Annexure:

"AMP Nominees" means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Chase Manhattan Nominees" means Chase Manhattan Nominees Pty Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

ANNEXURE 2

This is page 15 of 15 pages of Annexure 2 referred to in Form 604 signed by me and dated 29/04/2003.

S. Sharpe
....
S J Sharpe
Company Secretary

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Haematite Pty Limited" means Haematite Pty Limited (ACN 004 351 884) of Level 29, 600 Bourke Street, Melbourne VIC 3000, trustee of the BHP superannuation Fund.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"MLC Lifetime Company" means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Lifetime Company Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Chase Manhattan Nominees Limited	Haematite Pty Limited
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund